SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

         Certificate is filed by: Metropolitan Edison Company (the "Company"), a subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of securities:

         $250,000,000 4.875% Senior Notes due 2014 (the "Notes")

2.       Issue, renewal or guaranty:

         Issue.

3.       Principal amount of each security:

         $250,000,000 4.875% Senior Notes due 2014

4.       Rate of interest per annum of each security:

         4.875% per annum

5.       Date of issue, renewal or guaranty of each security:

         March 25, 2004

6.       If renewal of security, give date of original issue:

         Not Applicable.

7.       Date of maturity of each security:

         April 1, 2014


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8.       Name of the  person  to whom  each  security  was  issued,  renewed  or guaranteed:

         The Company issued and sold the Notes to J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, BNY Capital Markets, Inc. and The Royal Bank of Scotland plc (collectively, the "Initial Purchasers"), pursuant to a Purchase Agreement dated March 22, 2004 among the Company and the Initial Purchasers. The Notes were offered by the Initial Purchasers only to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act of 1933.

9.       Collateral given with each security:

         The Notes, which are issued pursuant to an Indenture (the "Senior Note Indenture") dated as of July 1, 1999, between the Company and The Bank of New York, as successor trustee (in such capacity, the "Senior Note Trustee"), were temporarily, in accordance with the Senior Note
         Indenture, secured by $250,000,000 aggregate principal amount of the Company's first mortgage bonds issued pursuant to the Indenture, dated November 1, 1944, between the Company and The Bank of New York, as Successor Trustee (the "Mortgage Trustee"), as amended and supplemented. However, in accordance with the Senior Note Indenture, such first mortgage bonds as well as all other first mortgage bonds similarly securing the Company's outstanding senior notes were released from the lien of the Senior Note Indenture immediately upon the issuance of the Senior Notes. Therefore, upon their issuance, the Notes became the Company's unsecured general obligations ranking equally with all of its other unsecured and unsubordinated indebtedness.

10.      Consideration given for each security:

         $247,607,500

11.      Application of proceeds of each security:

         A portion of the proceeds was used to redeem the Company's subordinated debentures in connection with the concurrent redemption of $100,000,000 aggregate principal amount of 7.35% trust preferred securities due 2039 of Met Ed Capital Trust. A portion of the proceeds will also be used to pay at maturity $40,000,000 aggregate principal amount of the Company's Medium-Term Notes, 6.34% Series B due 2004. The remaining proceeds were used to repay short-term debt which was used to redeem $17,000,000 aggregate principal amount of our Medium-Term Notes, 6.36% Series C due 2006 and $33,000,000 aggregate principal amount of our Medium-Term Notes, 6.40% Series C due 2006, and for general corporate purposes.

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12.      Indicate by a check after the  applicable  statement  below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         (a) the provisions  contained in the first sentence of Section 6(b) [ ]

         (b) the provisions contained in the fourth sentence of Section 6(b) [ ]

         (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

         Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

         Not applicable.


15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52.


                                              METROPOLITAN EDISON COMPANY


                                              By: /s/ Thomas C. Navin
                                                  -------------------------
                                                      Thomas C. Navin
                                                      Treasurer


Date: April 2, 2004

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